June 25, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Benchmark Real Estate Investment Fund, LLC

Offering Statement on Form 1-A, as amended

File No. 024-12410

To Whom It May Concern:

On behalf of Benchmark Real Estate Investment Fund, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Daylight Time, on Friday, June 27, 2025, or as soon thereafter as is practicable.

Sincerely,

/s/ Brian Geoghegan

Brian Geoghegan

Red Rock Securities Law